August 18, 2017
VIA EDGAR

Mr. Coy Garrison
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Amendment No. 1 to Registration Statement on Form S-11 Filed July 7, 2017
File No. 333-217223

Dear Mr. Garrison:
We are submitting this letter in response to the written comments dated July 24, 2017 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-11 filed on July 7, 2017 by Griffin Capital Essential Asset REIT II, Inc. (the “Company”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the written comments and included our responses below each comment. Any revisions noted will be made in Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11, which we expect to be filed with the Securities and Exchange Commission on the date of this letter.
General

1.
We note your response to prior comment 1. We may have further comment relating to the disclosure on your share redemption program following the resolution of your no-action request with the Office of Mergers & Acquisitions.

Response:
The Staff’s comment is duly noted.
Q: What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?, page 11

2.
We note your response to prior comment 3. We also note your disclosure on pages 180-181 that assets will be distributed among the holders of the share classes ratably in proportion to the respective NAV for each class upon liquidation. Please disclose whether there are circumstances under which the distribution fees may cause different NAVs for the share classes and therefore lead to the receipt of different per share amounts in the event of liquidation.

Mr. Coy Garrison
August 18, 2017

Response:

In response to this comment, the Company has added disclosure on page 181 to explain that the Company does not expect distribution fees to cause different NAV amounts for the applicable share classes, except in the unlikely event that the distribution fees exceed the amount otherwise available for distribution to holders of Class T shares, Class S shares or Class D shares in a particular period (prior to the deduction of the distribution fees). If the distribution fees exceed the amount otherwise available for distribution to holders of Class T shares, Class S shares or Class D shares, the excess will reduce the estimated NAV per share of each Class T share, Class S share and Class D share, as applicable.

Please also see the Company’s disclosure in the section “Net Asset Value Calculation and Valuation Procedures - NAV and NAV per Share Calculation,” where there is additional discussion on the impact of the distribution fee on NAV.

3.
We note your response to prior comment 6 that the Company does not think it is appropriate to identify the Independent Valuation Firm as an expert “because the Independent Valuation Firm is not responsible for the final determination of the value of the Company’s properties.” While we note that the Independent Valuation Firm is subject to the oversight of your board of directors, we also note your disclosure on page 142 that “[t]he real property portfolio valuation . . . will be provided to us by the Independent Valuation Firm for each business day,” and your disclosure on page 141 that your “board of directors is not involved in the day-to-day valuation of the real property portfolio.” Moreover, we note your disclosure on pages 146-147 that “[a]lthough our Independent Valuation Firm . . . may consider any comments received from us or our advisor in making their individual valuations, the final estimated values of our real property portfolio are determined by the Independent Valuation Firm . . . .” Accordingly, it appears that the real property portfolio valuation may be expertised disclosure because it will be summarized in the registration statement and attributable to the Independent Valuation Firm. Please identify the Independent Valuation Firm as an expert and obtain the firm’s consent or provide us with a more detailed analysis as to why you believe it is not appropriate to do so. Please refer to Question 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The Company is very close to engaging the Independent Valuation Firm. Once engaged and at the time a valuation figure that is expertised by such Independent Valuation Firm is included in the filing, the Company will update the “Experts” section of the prospectus and will include a consent to reference the figure that is expertised.

4.
We note your disclosure that the board of directors has adopted valuation procedures in connection with the calculation of your NAV and that all parties engaged in the calculation of your NAV, including your advisor, are subject to the oversight of the board of directors. However, we also note your disclosure on page 144 that your advisor is “ultimately responsible for the process applicable to the determination of our NAV.” Please revise to clarify the roles of your board of directors and advisor in determining your valuation procedures.

Response:

In response to this comment, the Company has revised the disclosure on page 145 to clarify that the advisor is ultimately responsible for the day-to-day operations of the process approved by the board of directors applicable to the determination of the Company’s NAV.

Mr. Coy Garrison
August 18, 2017

NAV and NAV per Share Calculation, page 145

5.
We note your response to comment 7 and revised disclosure on page 145. However, the revised language on page 145 stating that “the obligation to pay future distribution fees is included in the NAV calculation” appears to be inconsistent with your disclosure that “[f]or purposes of NAV, we will recognize the distribution fee as a reduction of NAV on a daily basis as such fee is accrued.” Please reconcile these disclosures or tell us why these disclosures are consistent with each other.

Response:

In response to this comment, the Company has revised its disclosure on page 146-147 to state that “the obligation to pay future distribution fees is accrued on a daily basis and included in the NAV calculation.”

If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com) or Michael K. Rafter (404/322-6627; mike.rafter@nelsonmullins.com).

Very truly yours,

/s/ Howard S. Hirsch

Howard S. Hirsch
Vice President & Secretary
Griffin Capital Essential Asset REIT II, Inc.

Cc:	Ms. Sandra B. Hunter
Ms. Heather L. Turner